KPMG LLP

Chartered Accountants             Telephone (403) 6918000

1200, 205 – 5 Avenue SW                     Fax (403) 691-8008

Calgary, AB T2P 4B9                       Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Enterra Energy Corp., as Administrators of Enterra Energy Trust

We consent to the use, through incorporation by reference into the registration statements (No. 333-129601) on Form F-10, (No. 333-113609 and 333-115318) of Form F-3 and (No. 333-120996) on Form S-8 of our report dated February 27, 2005 on the schedule of revenue, royalties and operating costs of the Oklahoma Assets for each of the years in the two year period ended December 31, 2004.

Chartered Accountants

Calgary, Canada March 1, 2006